EXHIBIT 1

Hawker Resources Inc.
Second Quarter Press Release

Attention Business/Financial Editors:

Hawker Resources Announces Second Quarter 2004 Results

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, August 4/CNW/ - Hawker Resources Inc. (“Hawker” or the “Company”) announced today its financial and operating results for the three months ended June 30, 2004.

When commenting on the Company’s performance, and the outlook for the balance of 2004, David Tuer, Hawker’s President and CEO said “Hawker has a very strong franchise, with significant production volumes being produced by our major properties. Our minor properties are being engineered to overcome operational issues, and to allow hydrocarbons to be effectively produced, so that additional capital can be allocated to grow production volumes. Exploration lands are being accumulated in a very competitive environment, adding to our prospect inventory, and our people are analyzing the performance characteristics of each of our reservoirs in order to bring certainty to our decisions to drill and complete new wells.”

“Hawker is no longer a young company. It has a year of operational experience, and is focused on executing a plan which will bring definable growth and value to our shareholders. In that context, we have recently revised our guidance to lower production levels, but have committed to more frequent updated results as our plans and those of our partners change.”

“We have built Hawker to provide and accommodate growth. While we have experienced some slippage in our plans, we are exploiting opportunities on our operated properties to catch up, and to regain momentum. In this circumstance, costs per unit will be higher than we want them to be, but future production growth will result in a more competitive cost framework.”

Year over year comparative results are not fully meaningful given the restructuring the Company experienced in 2003, however a summary of the second quarter numbers do indicate the kind of growth Hawker is achieving as a result of its strategy. From April 1, 2004 to June 30, 2004, Hawker achieved the following results:

w	Production for the quarter averaged 5,839 Boe/d which represents an increase of 7% over the first quarter production.

w	During the quarter Hawker was active on the land and seismic front adding 14,755 of net undeveloped acres to our land inventory and 218 miles of 2D seismic. Net undeveloped land increased 7 percent to 221 thousand acres from 206 thousand acres.

w	Nine minor properties acquired in the acquisition of Pointwest Energy were sold for $5.4 million.

w	Cash flow totaled $10.4 million or $0.25 per share (basic and diluted).

w	Operating costs averaged $4.94 per boe for the quarter. Costs are higher than planned due to increased contracting and lease rental costs as well as a higher allocation of Hawker staff to production operations in the second quarter.

w	Natural gas netbacks for the quarter were $4.04 per thousand cubic feet based on an average realized natural gas price of $6.75 per thousand cubic feet.

Outlook for 2004

Hawker is anticipating 2004 will be a year to exploit the potential of our acquired assets. We currently plan to spend $55 million on exploration and development activity, inclusive of the Zorin acquisition in the first quarter. The capital program is expected to maintain an active drilling, land and seismic acquisition program. Average annual production is expected to reach a minimum of 5,700 boe per day.

While the Company will continue to look for acquisition opportunities that meet its strictly defined criteria, the forecast does not assume any impact from future corporate or property acquisitions.

Hawker Resources Inc.

Consolidated Balance Sheets (Unaudited)

	June 30,	December 31,
(in thousands of dollars)	2004	2003
ASSETS
Current
Accounts receivable	$11,374	$11,577
Investments	—	2,500
Prepaids and other current assets	2,222	1,845

	13,596	15,922
Assets held for sale	2,190	2,190
Capital assets (Notes 2 and 9)	179,830	166,990

	$195,616	$185,102

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$24,842	$23,750
Bank loan (Note 3)	5,672	10,000

	30,514	33,750
Bank loan (Note 3)	49,750	44,149
Leasehold inducements	384	247
Asset retirement obligations	4,512	3,499
Shareholders’ Equity
Share capital (Note 4)	116,472	110,204
Contributed surplus (Note 4)	10	132
Deficit	(6,026)	(6,879)

	110,456	103,457

	$195,616	$185,102

See accompanying notes to the consolidated financial statements

Hawker Resources Inc.

Consolidated Statements of Earnings (Loss) and Deficit(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of dollars, except per share amounts)	2004	2003	2004	2003
Revenue
Production revenue	$20,335	$—	$39,303	$—
Royalties, net of Alberta Royalty Tax
Credit	(4,826)	—	(9,521)	—

	15,509	—	29,782	—
Interest income	3	26	20	29
Gain on sale of investments	1,133	—	1,133	—
Other	—	7	—	382

	16,645	33	30,935	411

Expenses
Production	2,627	—	4,806	—
General and administrative (Note 5)	1,548	913	2,843	1,362
Interest	581	29	1,227	29
Depletion and depreciation	10,921	1	20,582	3

	15,677	943	29,458	1,394

Earnings (loss) before the following	968	(910)	1,477	(983)
Operating costs and write-downs associated with assets held for sale	(33)	(152)	(69)	(190)
Alberta Heritage Foundation Grant Settlement	—	368	—	368

Earnings (loss) before taxes	935	(694)	1,408	(805)
Capital and other taxes	(340)	—	(555)	—

Net earnings (loss)	595	(694)	853	(805)
Deficit, beginning of period	(6,621)	(9,304)	(6,879)	(9,193)

Deficit, end of period	$(6,026)	$(9,998)	$(6,026)	$(9,998)

Basic and diluted net earnings (loss) per common share (Note 4)	$0.01	$(0.07)	$0.02	$(0.10)

See accompanying notes to the consolidated financial statements

Hawker Resources Inc.

Consolidated Statements of Cash Flows (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of dollars)	2004	2003	2004	2003
OPERATING ACTIVITIES
Net earnings (loss)	$595	$(694)	$853	$(805)
Add (deduct) non-cash items:
Depletion, depreciation and asset write-downs	10,921	146	20,582	148
Accretion expense	65	—	155	—
Alberta Heritage Foundation grant settlement	—	(368)	—	(368)
Gain on sale of investments	(1,133)	—	(1,133)	—
Stock-based compensation (Note 5)	—	—	75	—

	10,448	(916)	20,532	(1,025)
Net change in non-cash working capital (Note 8)	1,481	18	824	206

	11,929	(898)	21,356	(819)

INVESTING ACTIVITIES
Proceeds from sale of capital assets	5,321	84	6,039	1,023
Cash consideration on acquisition of oil and gas properties (Note 2)	(139)	(69,043)	(2,021)	(69,043)
Additions to oil and gas properties	(3,235)	(475)	(26,078)	(475)
Additions to other capital assets	(159)	—	(301)	—
Proceeds on sale of investment	3,633	—	3,633	—
Leasehold inducements received	68	—	137	—
Net change in non-cash working capital (Note 8)	(13,079)	2,150	(312)	2,150

	(7,590)	(67,284)	(18,903)	(66,345)

FINANCING ACTIVITIES
Common shares issued on exercise of options	—	69	—	192
Common shares issued for cash	—	45,047	—	45,047
Issue of debentures and warrants	—	3,645	—	3,645
Net change in bank loan	(3,847)	24,344	(1,635)	24,344
Share issue costs	(3)	(3,288)	(27)	(3,288)
Net change in non-cash working capital (Note 8)	(489)	395	(791)	395

	(4,339)	70,212	(2,453)	70,335

Increase in cash	—	2,030	—	3,171
Cash, beginning of period	—	1,430	—	289

Cash, end of period	$—	$3,460	$—	$3,460

Supplemental disclosure of cash flow information (Note 8)

See accompanying notes to the consolidated financial statements

Hawker Resources Inc.

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2004 and 2003
(Tabular amounts in thousands of dollars, unless otherwise noted)

The interim consolidated financial statements of Hawker Resources Inc. (the “Company” or “Hawker”) have been prepared in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements contain disclosures which are supplemental to the Company’s annual financial statements. Certain disclosures, which are normally required to be included in the notes to the annual financial statements, have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the Company’s audited financial statements and notes thereto for the year ended December 31, 2003.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation used in the preparation of the audited financial statements as at December 31, 2003 except for the following:

Full Cost Accounting

Effective January 1, 2004, the Company has retroactively adopted the Canadian Institute of Chartered Accountants Accounting Guideline 16 on Full Cost Accounting for Oil and Gas companies. In applying the new full cost guideline, the Company calculates its ceiling test by comparing the carrying value of property and equipment to the sum of undiscounted cash flows expected to result from the future production of proved reserves and the sale of unproved properties. Cash flows are based on third party quoted forward prices, adjusted for transportation and quality. Should the ceiling test result in an excess of carrying value, the Company would then measure the amount of impairment by comparing the carrying amounts of property and equipment to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves and the sale of unproved properties. A risk-free interest rate is used to arrive at the net present value of the future cash flows. Any excess is recorded as a permanent impairment.

There has been no impact on current or prior year financial statements as a result of the adoption of this guideline.

Stock Based Compensation

The Company’s stock option plan has been amended effective April 1, 2004, as approved by the Company’s shareholders, to provide stock option holders the choice upon exercise to receive a cash payment in exchange for surrendering the option. The cash payment is equal to the appreciated value of the stock option as determined based on the difference between the option’s exercise price and the Company’s share price at the time of exercise. As a result of the amendments to the stock option plan, the Company has recorded a liability of $197,000 and reduced contributed surplus by the same amount based on the appreciated value of the outstanding stock options as determined using the June 30, 2004 closing share price.

Future stock based compensation expense or recoveries will be dependent on changes in the Company’s share price and the number of options outstanding.

Basis of Consolidation

These consolidated financial statements include the accounts of Hawker and its wholly owned subsidiary, Mar Oil Company.

2. BUSINESS ACQUISITIONS AND DISPOSITIONS

Zorin Exploration Ltd.

On March 17, 2004 the Company acquired all of the shares of Zorin Exploration Ltd. (“Zorin”), a public oil and gas company, and its wholly owned subsidiary, Mar Oil Company (“Mar”). The acquisition was accounted for by the purchase method.

Allocation of purchase price:

Capital assets	$12,709
Bank debt	(2,908)
Asset retirement obligations	(486)
Non-cash working capital	(999)

Total purchase price	$8,316

Consideration was comprised of :
Issue of 1,150,044 common shares using an ascribed value of $5.474 per share	$6,295
Cash	2,021

Total consideration	$8,316

The value of the common shares issued for the acquisition of Zorin was based on the average closing price of the Company’s shares on the five trading days preceding the announcement of the transaction. On March 17, 2004, Zorin was dissolved into the Company. The results of operations for Zorin and Mar have been included in the consolidated financial statements since March 17, 2004.

3. BANK LOAN

The Company has a $57,250,000 extendible reducing revolving term credit facility from a Canadian chartered bank. This facility bears interest at rates varying from Canadian prime rate or U.S. base rate of such bank to the Canadian prime rate or U.S. base rate plus 75 basis points, payable monthly in arrears. The Company may also borrow by way of bankers’ acceptances, which are subject to a stamping fee, or by way of LIBOR based loans which are subject to an interest rate spread payable to the bank. The credit facility limit reduces by $2,500,000 per month commencing October 1, 2004 until December 1, 2004 at which time the credit facility limit will remain at $49,750,000. The loan is a revolving facility until March 31, 2005 with annual extension periods available at the bank’s discretion. After the revolving phase, the facility becomes a term facility payable in full one year from the date the revolving facility is terminated. This facility is subject to semi-annual review and re-determination of the Company’s borrowing base by the bank, with the next review to occur by September 30, 2004. While the credit facility limit exceeds $53,500,000, the Company must (i) apply net proceeds of issuances of debt or equity to permanently reduce the credit facility limit to $53,500,000; and (ii) apply the first $2,000,000 of net proceeds from property sales to permanently reduce the facility.

Collateral pledged for the facility consists of a first floating charge demand debenture in the amount of $150 million over all of the property of the Company.

The Company has $1,243,000 outstanding under a demand non-revolving facility with a Canadian chartered bank. The loan is required to be repaid by September 30, 2004. The facility bears interest at the bank’s prime rate plus 1% per annum and is secured by a demand collateral mortgage in the amount of $2,900,000 over the manufacturing plant and lands held for sale by the Company.

4. SHARE CAPITAL

(a) Common Shares Issued

	Number of
	Shares	Amount
Balance, December 31, 2003	35,997,200	$107,861
Issued on acquisition of Zorin (Note 2)	1,150,044	6,295
Reclassification of Class A common shares	3,874,437	2,343
Share issue costs	—	(27)

Balance, June 30, 2004	41,021,681	$116,472

(b) Class A Common Shares Issued

	Number of
	Shares	Amount
Balance, December 31, 2003	3,874,437	$2,343
Reclassification to common shares	(3,874,437)	(2,343)

Balance, June 30, 2004	—	$—

On April 28, 2004, the shareholders of Hawker approved the reclassification of the Class A common shares into common shares.

(c) Contributed Surplus

Balance, December 31, 2003	$132
Stock based compensation	75
Transfer to stock compensation liability	(197)

Balance, June 30, 2004	$10

(d) Stock Options

A summary of the status of the Company’s stock option plan as at June 30, 2004 is presented below:

		Weighted
		average
	Number of	exercise price
	Options	$
Outstanding, December 31, 2003	444,001	4.74
Granted	433,700	5.10
Exercised	—	—
Expired/Cancelled	(34,500)	4.48

Outstanding, June 30, 2004	843,201	4.94

Subsequent to June 30, 2004, the Company granted options to purchase 20,000 common shares at a weighted average price of $5.00, which expire during the third quarter of 2009.

On April 28, 2004, the shareholders of Hawker approved amendments to the Company’s stock option plan to provide for a cash payment feature as described in note 1 and to increase the number of common shares reserved for issuance under the plan by 1,800,000.

(e) Per Share Amounts

	Six Months Ended June 30,
	2004	2003
Weighted average common shares outstanding	40,541,443	7,775,754
Effect of dilutive stock options	43,698	—

Weighted average diluted common shares outstanding	40,585,141	7,775,754

For the six months ended June 30, 2003, stock options and warrants were not included in the computation of diluted earnings (loss) per share because the effect on the net loss for the period of the issue of additional shares on the conversions would be anti-dilutive.

5. STOCK BASED COMPENSATION

Options granted between January 1, 2003 and March 31, 2004 were accounted for using the fair value method. The fair value of common share options granted during the three months ended March 31, 2004 was estimated to be $289,000 as at the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions:

Three Months Ended March 31, 2004
Risk-free interest rate (%)	3.53
Expected life (years)	4.00
Expected volatility (%)	51.48
Expected dividend yield (%)	0

The estimated fair value of the options was amortized to expense over the options’ vesting period on a straight-line basis. For the periods ended March 31, 2004 and June 30, 2004, stock based compensation expense of $75,000 was included in general and administrative expenses bringing the total expense recognized to date to $207,000.

6. RELATED PARTY TRANSACTIONS

A director of the Company is a partner of a law firm that was paid $140,000 for legal services for the six month period ended June 30, 2004. The fees charged were based on standard rates and time spent on Company matters.

7. FINANCIAL INSTRUMENTS

The Company has entered into the following financial derivatives:

Transaction Type	Volume (GJ/d)	AECO Price (GJ/d)	Term
Collar	5,000	$5.50 - $6.35	April 1, 2004 to October 31, 2004
Collar	8,000	$5.50 - $6.40	April 1, 2004 to October 31, 2004
Collar	5,000	$5.50 - $6.36	April 1, 2004 to October 31, 2004
Fixed Price Swap	5,000	$5.745	August 1, 2004 to October 31, 2004
Fixed Price Swap	5,000	$5.7725	April 1, 2004 to October 31, 2004

The following aggregator plantgate sales contracts were outstanding as at June 30, 2004:

Transaction Type	Volume (GJ/d)		Contract Price (GJ/d)	Expiry
Cogeneration Fuel Supply	263		$1.959 - $2.217	October 31, 2008
Daily Declining Profile	841	(1)	Netback (2)	October 31, 2011
Reserve Based	260		Netback (2)	Life of reserves
Reserve Based	63		Netback (3)	Life of reserves

Notes:

(1) The Company’s obligations under this contract will, on November 1 of each succeeding year, decline to the following:

Date	Obligation (GJ/d)
November 1, 2004	724
November 1, 2005	623
November 1, 2006 and thereafter	568

(2) TransCanada Pipelines Limited netback pricing

(3) Progas Limited netback pricing.

Based on dealer quotes, had all the above contracts been closed on June 30, 2004, a loss of $ 2,989,000 would have been realized.

8. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Changes in non-cash working capital were comprised of the following:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2004	2003	2004	2003
Accounts receivable	$1,373	$(2,458)	$203	$(2,460)
Prepaids and other current assets	(352)	(87)	(377)	39
Accounts payable and accrued liabilities	(13,082)	5,108	895	5,172
Less working capital deficiency acquired (Note 2)	(26)	—	(1,000)	—

Net change	$(12,087)	$2,563	$(279)	$2,751

Net change by activity:
Operating	$1,481	$18	$824	$206
Investing	(13,079)	2,150	(312)	2,150
Financing	(489)	395	(791)	395

Net change	$(12,087)	$2,563	$(279)	$2,751

Additional information:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2004	2003	2004	2003
Cash interest paid	$575	$29	$1,386	$29
Cash taxes paid	653	—	653	—

9. CAPITAL ASSETS

At June 30, 2004, the Company capitalized $853,000 of overhead directly related to exploration and development activities. Unproved properties and related seismic costs amounting to $24,708,000 have been excluded from the depletion and depreciation calculation for the six months ended June 30, 2004.

10. SUBSEQUENT EVENTS

Subsequent to June 30, 2004, the Company entered into a flow-through common share financing agreement on a bought deal basis. The financing will consist of 2,050,000 common shares on a flow-through basis at a price of $5.15 per common share for total gross proceeds of $10,557,500. The financing is scheduled to close on August 6, 2004 and is subject to regulatory approval and the completion of definitive documentation. Proceeds of the flow-through share offering will be used to incur exploration expenditures for the continued exploration of Hawker’s oil and natural gas properties prior to December 31, 2005. The proceeds may be used to temporarily reduce indebtedness until required for the foregoing purposes.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 4, 2004

The following is Management’s Discussion and Analysis (MD&A) of Hawker Resources Inc. operating and financial results for the quarter ended June 30, 2004 as well as information and estimates concerning the Company’s future outlook based on currently available information. This discussion should be read in conjunction with Hawker’s unaudited consolidated financial statements for the three and six months ended June 30, 2004 and the audited financial statements for the year ended December 31, 2003, together with accompanying notes. Readers should also refer to Hawker’s 2003 Annual Information Form and Management’s Discussion and Analysis dated May 5, 2004 for the quarter ended March 31, 2004. All financial information is reported in Canadian dollars and in accordance with Canadian generally accepted accounting principles (GAAP) unless noted otherwise.

Additional information about Hawker Resources Inc. filed with Canadian securities commissions, including periodic quarterly and annual reports and the Annual Information Form (AIF), is available on-line at www.sedar.com.

At the Annual and Special Meeting of SYNSORB Biotech Inc. (“SYNSORB”) shareholders held April 3, 2003, shareholders approved the planned conversion of the company into an oil and gas enterprise and changed the company’s name to Hawker Resources Inc. (“Hawker” or “the Company”). Prior to 2002, SYNSORB conducted pharmaceutical drug research and development. On December 10, 2001 SYNSORB terminated its drug development activities. On June 30, 2003, the conversion of the Company to an oil and gas enterprise was completed when Hawker acquired natural gas properties located in the Lavoy and Cold Lake areas. Hawker’s operating results for the first six months of 2003 reflect the costs of converting Hawker into an oil and gas enterprise. On December 30, 2003, Hawker acquired all of the shares of Pointwest Energy Inc. (“Pointwest”), a privately held oil and gas company. On March 17, 2004 the Company acquired all of the shares of Zorin Exploration Ltd. (“Zorin”). During the second quarter of 2003, the Company continued to focus on its restructuring and did not have any oil and gas operations. Accordingly, the second quarter 2004 and first half 2004 operating results are not directly comparable to the operating results for the corresponding periods of 2003 when the Company was winding down its biotech operations and restructuring into an oil and gas entity.

Financial and Operating Highlights:

	Three Months Ended June 30,		Six Months Ended June 30,
($ Cdn thousands, except as noted)	2004	2003	2004	2003
Financial
Production revenue	20,335	—	39,303	—
Per Share (1)	0.50		0.97	—
Cash flow (2)	10,448	(916)	20,532	(1,025)
Per Share ($)	0.25	(0.09)	0.51	(0.13)
Net earnings (loss)	595	(694)	853	(805)
Per Share ($)	0.01	(0.07)	0.02	(0.10)
Total assets			195,616	80,863
Debt outstanding, net of working capital			66,668	19,875
Capital expenditures:
Exploration, development and other	3,394		26,379	—
Acquisitions	164		12,709	—

Shares Outstanding (thousands)
End of period			41,022	25,772
Weighted average - basic	41,022	10,554	40,541	7,776
Weighted average - diluted	41,065	10,554	40,585	7,776
August 4, 2004			41,022

	Three Months Ended June 30,		Six Months Ended June 30,
($ Cdn thousands, except as noted)	2004	2003	2004	2003
Operating
Daily average production
Natural gas (mcf/d)	31,477	—	31,157	—
Crude oil and natural gas liquids (bbls/d)	593	—	459	—
Total (boe/d)	5,839	—	5,652	—
Average Prices
Natural gas ($/mcf)	6.75	—	6.56	—
Crude oil and natural gas liquids ($/bbl)	37.21	—	37.41	—

Land
Undeveloped land holdings (thousands of net acres)			221	140

Drilling
Wells drilled (gross)
Gas	9	—	27	—
Oil	2	—	3	—
Service	—	—	—	—
Dry	1	—	2	—
Total	12	—	32	—
Success rate (%)	92	—	94	—

Notes:

(1) Based on weighted average diluted common and Class A common shares outstanding for the period.

(2) Management uses cash flow and cash flow per share (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow and cash flow per share as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore they may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow and cash flow per share throughout this report are based on cash flow before changes in non-cash working capital.

Quarterly Financial Data

As discussed above, the Company commenced operations as an oil and gas enterprise on July 1, 2003 and, accordingly, only the four most recently completed quarters show the results of its oil and gas operations. During 2001, the Company conducted pharmaceutical drug research and development. On December 10, 2001, the Company terminated its drug development activities and, as a result, the activity of the Company during 2002 was concentrated on the winding down of its biotech operations and the seeking of strategic alternatives to maximize shareholder value. During the first half of 2003, the focus was on restructuring and repositioning the Company as an oil and gas enterprise. Accordingly, the quarterly financial information presented in the following table is not directly comparable.

Quarterly Financial Data

($ thousands except per share data)

	2004			2003			2002
Quarter ended	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30
Revenues before royalties	21,471	18,985	8,911	8,825	33	378	1	2
Net earnings (loss)	595	258	3,609	(477)	(707)	(111)	(1,241)	(6,567)
Net earnings (loss) per common share – basic and diluted	0.01	0.01	0.13	(0.02)	(0.07)	(0.02)	(0.25)	(1.32)

As previously mentioned, the operating results for the second quarter and first six months of 2004 are not directly comparable to the second quarter and first six months of 2003 when the Company did not have oil and gas operations. Accordingly, the operating results for the second quarter of 2004 are compared below to the operating results for the first quarter of 2004, the most recent prior quarter. The operating results for the first six months of 2004 are compared below to the operating results for the six month period ended December 31, 2003, the most recent prior comparable period.

Production

	Three months ended		Six months ended
	June 30,	March 31,	June 30,	Dec. 31,
Daily Production	2004	2004	2004	2003
Natural gas (mcf/d)	31,477	30,838	31,157	16,346
Crude oil and natural gas liquids (bbls/d)	593	325	459	—
Total (boe/d)	5,839	5,464	5,652	2,724

Average daily production for the second quarter of 2004 increased 7% to 5,839 boe/d compared to 5,464 boe/d for the first quarter of 2004. The increase reflects production from the properties acquired from Zorin for the entire second quarter as compared with the 14 days of production from these properties included in the first quarter of 2004. Average daily production for the first six months of 2004 increased 107% to 5,652 boe/d compared to 2,724 boe/d for the six month period ended December 31, 2003. This increase is primarily due to the acquisition of Pointwest on December 30, 2003 and the acquisition of Zorin on March 17, 2004.

Commodity Prices

Western Canada natural gas prices are referenced to the AECO Hub in Alberta. AECO Hub prices were $7.02 per Mcf and $6.26 per Mcf for the second and first quarter of 2004, respectively, an increase of 12%.

The Alberta Gas Reference Price is the monthly weighted average of an intra-Alberta consumers’ price and an ex-Alberta border price, reduced by allowances for transporting and marketing gas. The Alberta Gas Reference Price is used to calculate Alberta Gas Crown Royalties. The Alberta Gas Reference Price increased 3% from $6.14 per Mcf in the first quarter of 2004 to $6.30 per Mcf to date in the second quarter of 2004.

Hawker’s average wellhead gas price increased by 6% to $6.75 per mcf for the second quarter of 2004 from $6.36 per mcf for the first quarter of 2004. For the six month period ended June 30, 2004, the average natural gas price received by the Company was $6.56, an increase of 12% from the $5.84 received during the six month period ended December 31, 2003.

Posted prices for Edmonton light crude oil increased by 12% from $45.62 per barrel in the first quarter of 2004 to $50.92 per barrel in the second quarter of 2004.

	Three months ended		Six months ended
	June 30,	March 31,	June 30,	Dec. 31,
Commodity Prices	2004	2004	2004	2003
Natural gas ($/mcf)	6.75	6.36	6.56	5.84
Crude oil and natural gas liquids ($/bbls)	37.21	37.78	37.41	—
Total ($/boe)	40.14	38.15	39.18	35.00

Revenue

Production revenue for the second quarter of 2004 was $20.3 million, an increase of 7% from $19.0 million for the first quarter of 2004. The production revenue growth was due to the increase in volumes produced during the quarter resulting from the addition of the Pointwest and Zorin production as well as an increase in the natural gas price realized in the second quarter. For the first six months of 2004, production revenue increased 124% to $39.3 million from $17.6 million for the six month period ended December 31, 2003 due to the addition of the Pointwest and Zorin production and an increase in the natural gas price realized by the Company.

	Three months ended		Six months ended
Production Revenue	June 30,	March 31,	June 30,	Dec. 31,
($ thousands)	2004	2004	2004	2003
Production revenue, before hedging	21,331	18,818	40,149	17,654
Hedging receipts (payments)	(996)	150	(846)	(72)

Production revenue	20,335	18,968	39,303	17,582

Hedging and Risk Management

The Company manages its exposure to fluctuations in commodity prices in part through the use of derivative financial instruments. This is done to ensure that the cash flow required to fund the 2004 capital program is realized. Since the financial instruments used are not speculative in nature, no recognition of mark-to-market gains or losses are included in income.

The Company has entered into the following financial derivatives:

Transaction Type	Volume (GJ/d)	AECO Price (GJ/d)	Term
Collar	5,000	$5.50-$6.35	April 1, 2004 to October 31, 2004
Collar	8,000	$5.50-$6.40	April 1, 2004 to October 31, 2004
Collar	5,000	$5.50-$6.36	April 1, 2004 to October 31, 2004
Fixed Price Swap	5,000	$5.745	August 1, 2004 to October 31, 2004
Fixed Price Swap	5,000	$5.7725	April 1, 2004 to October 31, 2004

The following aggregator plantgate sales contracts were outstanding as at June 30, 2004:

Transaction Type	Volume (GJ/d)		Contract Price (GJ/d)	Expiry
Cogeneration Fuel Supply	263		$1.959 - $2.217	October 31, 2008
Daily Declining Profile	841	(1)	Netback(2)	October 31, 2011
Reserve Base	260		Netback(2)	Life of Reserves
Reserve Base	63		Netback(3)	Life of Reserves

Notes:

(1) The Company’s obligations under this contract will, on November 1 of each succeeding year, decline to the following:

Date	Obligation (GJ/d)
November 1, 2004	724
November 1, 2005	623
November 1, 2006 and thereafter	568

(2) TransCanada Pipelines Limited netback pricing.

(3) Progas Limited netback pricing.

Based on dealer quotes, had all the above contracts been closed on June 30, 2004, a loss of $3.0 million would have been realized.

Royalties

Royalty expense increased 3% to $4.8 million from $4.7 million in the previous quarter. For the six months ended June 30, 2004, royalty expense increased 126% to $9.5 million from $4.2 million for the six month period ended December 31, 2003 due to the increased production from the Pointwest and Zorin properties. Royalties remained consistent, on a percentage of revenue basis, for the most recently completed two quarters and six month periods.

	Three months ended		Six months ended
Royalties	June 30,	March 31,	June 30,	Dec. 31,
($ thousands except where noted)	2004	2004	2004	2003
Royalties	4,826	4,695	9,521	4,205
Per boe ($/boe)	9.08	9.44	9.26	8.37
Percentage of revenue (%)	24	25	24	24

Production Expenses

Production expenses for the second quarter of 2004 increased 21% over the first quarter of 2004, reflecting higher production volumes and increased per unit costs. On a unit of production basis, production expenses for the second quarter of 2004 were $4.94 per boe as compared to $4.38 per boe for the first quarter of 2004. This increase is due to higher equipment rental and contract operating costs incurred at Boundary Lake, higher lease rental costs at Lavoy as well as an increased reallocation of administrative costs to production expense to reflect the decreased level of drilling activity in the second quarter.

Production expenses for the six months ended June 30, 2004 were $4.8 million as compared to $2.0 million for the six months ended December 31, 2003, an increase of 137%. This increase was due to the higher production levels resulting from the Pointwest and Zorin acquisitions. On a unit of production basis, production expenses increased to $4.67 per boe from $4.04 per boe due to the addition of higher operating cost properties.

	Three months ended		Six months ended
Production Expenses	June 30,	March 31,	June 30,	Dec. 31,
($ thousands except where noted)	2004	2004	2004	2003
Production Expenses (1)	2,627	2,179	4,806	2,028
Per boe ($/boe)	4.94	4.38	4.67	4.04

Note(1) Production expenses include allocated general and administrative expenses

Operating Netback

Hawker’s Q2 2004 operating netback of $24.25 per boe was on par with the $24.33 per boe in Q1 2004. The Q2 2004 operating netback reflected the 6% increase in realized natural gas prices and the 4% decrease in royalties per boe offset by the 13% increase in production expenses on a unit of production basis.

The operating netback for the six month period ended June 30, 2004 of $24.28 per boe represented a 7% increase from the $22.59 per boe achieved for the six month period ended December 31, 2003. The increased netback is due to the 12% increase in natural gas prices received by the Company offset by increased royalty and production expenses on a unit of production basis.

	Three months ended		Six months ended
Operating Netback	June 30,	March 31,	June 30,	Dec. 31,
($/boe)	2004	2004	2004	2003
Production Revenue	38.27	38.15	38.21	35.00
Royalties	(9.08)	(9.44)	(9.26)	(8.37)
Operating Costs	(4.94)	(4.38)	(4.67)	(4.04)

Operating Netback	24.25	24.33	24.28	22.59

General and Administrative Expense

General and administrative expense, net of overhead recoveries on operated properties, increased to $1.5 million ($2.91 per boe) for the second quarter of 2004 from $1.3 million ($2.60 per boe) in the first quarter of 2004. General and administrative expense in the first quarter of 2004 was impacted by the reversal of a bonus accrual. For the six months ended June 30, 2004, general and administrative expense decreased 12% to $2.8 million from $3.2 million for the six month period ended December 31, 2003. This decrease reflects the reversal of a bonus accrual and the normalization of Hawker’s cost structure.

General and administrative costs totaling $476,000 and $377,000 were capitalized for the three month periods ended June 30, 2004 and March 31, 2004, respectively. General and administrative costs totaling $853,000 and $564,000 were capitalized for the six month periods ended June 30, 2004 and December 31, 2003, respectively.

	Three months ended		Six months ended
General and Administrative Expense	June 30,	March 31,	June 30,	Dec. 31,
($ thousands except where noted)	2004	2004	2004	2003
Gross General & Administrative Expense	2,432	2,393	4,825	3,851
Bonus Accrual Reversal	—	(258)	(258)	—
Overhead Recoveries	(234)	(341)	(575)	(59)
Allocation to Production Expense	(174)	(122)	(296)	—
Capitalized Overhead	(476)	(377)	(853)	(564)

Net General & Administrative Expense	1,548	1,295	2,843	3,228
Per boe ($/boe)	2.91	2.60	2.76	6.43

Interest Expense

Interest expense for the second quarter of 2004 was $581,000 compared to $646,000 for the first quarter of 2004, a decrease of 10%. The decrease was due to lower debt levels during the second quarter of 2004 and lower interest rates paid on outstanding debt.

Interest expense for the six month period ended June 30, 2004 was $1,227,000 compared to $650,000 for the six month period ended December 31, 2003. The increase was due to higher average debt levels during the first half of 2004 resulting from the capital expenditures and acquisitions incurred by the Company.

	Three months ended		Six months ended
Interest Expense	June 30,	March 31,	June 30,	Dec. 31,
($ thousands except where noted)	2004	2004	2004	2003
Interest Expense	581	646	1,227	650
Per boe ($/boe)	1.09	1.30	1.19	1.29

Depletion and Depreciation

The second quarter 2004 depletion and depreciation rate increased to $20.55 per boe from $19.43 per boe for the first quarter of 2004, reflecting the acquisition and dispositions late in the first quarter and early in the second quarter. The increase in the expense recorded for the second quarter of 2004 is due to the increased depletion and depreciation rate combined with the increase in production for the period.

The depletion and depreciation rate for the six month period ended June 30, 2004 increased to $20.01 per BOE from $17.78 per BOE for the six month period ended December 31, 2003, primarily due to the acquisition of Pointwest and Zorin. The increase in the expense recorded for the first six months of 2004 is due to the increased depletion and depreciation rate combined with the increase in production for the period.

	Three months ended		Six months ended
Depletion and Depreciation Expense	June 30,	March 31,	June 30,	Dec. 31,
($ thousands except where noted)	2004	2004	2004	2003
Depletion and Depreciation Expense	10,921	9,661	20,582	8,930
Per boe ($/boe)	20.55	19.43	20.01	17.78

Stock Based Compensation

As approved by Hawker’s shareholders, the Company’s stock option plan has been amended effective April 1, 2004 to provide stock option holders the choice upon exercise to receive a cash payment in exchange for surrendering the option. The cash payment is equal to the appreciated value of the stock option as determined based on the difference between the option’s exercise price and the Company’s share price at the time of exercise. As a result of the amendments to the stock option plan, the Company has recorded a liability of $197,000 and reduced contributed surplus by the same amount based on the appreciated value of the outstanding stock options as determined using the June 30, 2004 closing share price. Additional stock based compensation expense or recoveries in future periods is dependent on the movement of the Company’s share price and the number of options outstanding.

Taxes

The Company has sufficient tax pools to shelter its estimated income for 2004, and accordingly, has not recorded any current or future income tax liability in the quarter.

Capital and other taxes for the second quarter of 2004 were $340,000 compared to $215,000 for first quarter of 2004. The 2004 amount is comprised of a large corporation tax accrual, Part XII.6 tax on the unexpended portion of the December 2003 flow through share proceeds and an estimated Part XII.6 tax reassessment on a predecessor company tax filing.

Capital Expenditures

Exclusive of the Zorin transaction, the Company spent $26.1 million on exploration and development activities in its core areas in the first six months of 2004. In addition, Zorin was acquired for $12.7 million in March.

	Three months ended		Six months ended
Capital Expenditures	June 30,	March 31,	June 30,	Dec. 31,
($ thousands)	2004	2004	2004	2003
Exploration & development expenditures	3,235	22,843	26,078	14,029
Acquisitions	164	12,545	12,709	70,741
Other	159	142	301	279

Total	3,558	35,530	39,088	85,049

Management has revised the capital budget for exploration and development expenditures from $55 million to $43 million for 2004. These expenditures will be funded by internally generated cash flow and from net proceeds of the flow-through share financing anticipated to close on August 6, 2004. The Company continues to evaluate non-core assets and to pursue the disposal of the assets held for sale. On April 8, 2004, Hawker disposed of a number of the minor properties acquired with Pointwest for gross proceeds of $5.4 million.

Liquidity and Capital Resources

At June 30, 2004, Hawker had bank debt outstanding of $55.4 million and a working capital deficiency, excluding bank debt, of $11.6 million, totaling $67.0 million of net debt. The net debt reflects the high level of capital spending during the winter drilling season. The working capital deficiency will be reduced mainly by future cash flows.

Hawker has a $57.3 million extendible reducing revolving term credit facility from a Canadian chartered bank. This facility bears interest at rates varying from Canadian prime rate or U.S. base rate of such bank to the Canadian prime rate or U.S. base rate plus 75 basis points, payable monthly in arrears. The Company may also borrow by way of bankers’ acceptances, which are subject to a stamping fee, or by way of LIBOR based loans which are subject to an interest rate spread payable to the bank. The credit facility limit reduces by $2.5 million per month commencing October 1, 2004 until December 1, 2004 at which time the credit facility limit will remain at $49.7 million. The loan is a revolving facility until March 31, 2005 with annual extension periods available at the bank’s discretion. After the revolving phase, the facility becomes a term facility payable in full one year from the date the revolving facility is terminated. This facility is subject to semi-annual review and re-determination of the Company’s borrowing base by the bank, with the next review to occur by September 30, 2004. While the credit facility limit exceeds $53.5 million, the Company must (i) apply net proceeds of issuances of debt or equity to permanently reduce the credit facility limit to $53.5 million; and (ii) apply the first $2.0 million of net proceeds from property sales to permanently reduce the facility.

The Company has $1.2 million outstanding under a demand non-revolving facility with a Canadian chartered bank. The loan is required to be repaid by September 30, 2004. The facility bears interest at the bank’s prime rate plus 1% per annum and is secured by a demand collateral mortgage in the amount of $2.9 million over the manufacturing plant and lands held for sale by the Company.

Subsequent to June 30, 2004, the Company entered into a flow-through common share financing agreement on a bought deal basis. The financing will consist of 2,050,000 common shares on a flow-through basis at a price of $5.15 per common share for total gross proceeds of $10.6 million. The financing is scheduled to close on August 6, 2004 and is subject to regulatory approval and the completion of definitive documentation. Proceeds of the flow-through share offering will be used to incur exploration expenditures for the continued exploration of Hawker’s oil and natural gas properties prior to December 31, 2005. The proceeds may be used to temporarily reduce indebtedness until required for the foregoing purposes.

Shareholders’ Equity

Hawker’s total capitalization was $274.1 million at June 30, 2004 with the market value of the shares representing 76% of total capitalization. During the first half of 2004, the market price of the shares ranged from $4.75 to $5.90 with an average daily trading volume of 172,737 shares.

On June 30, 2004 there were 41,021,681 common shares outstanding. At the Company’s Annual General Meeting held on April 28, 2004, the shareholders agreed to reclassify the Class A common shares to common shares on a 1 to 1 basis in order to simplify our corporate structure. The only shares issued during the first half of 2004 were on March 17th, in conjunction with the purchase of Zorin Exploration Ltd. where 1,150,044 shares were issued to former Zorin shareholders under a take over circular dated January 18, 2004 for a consideration of $6.3 million.

Related Party Transactions

A director of the Company is a partner of a law firm that was paid $140,000 for legal services for the first six months of 2004. The fees charged were based on standard rates and time spent on company matters.

Revised Production Outlook

The Company expects production for the 2004 year to average 5,700 boe/d, down from the previous estimate of 7,000 boe/d issued in March, 2004. This revised guidance is due to the operational adjustment required by the new reservoirs discovered coupled with the revised capital spending plans at Boundary Lake and delayed activities at Lavoy.

Summary of Quarterly Results

The following table presents Hawker’s results by quarter since commencing oil and gas operations on July 1, 2003.

Summary of Quarterly Results	2004		2003
$000’s except per share amounts	Q2	Q1	Q4	Q3
Production revenue ($000’s)	20,335	18,968	8,796	8,786
Net earnings (loss)	595	258	3,609	(477)
Per share basic	0.01	0.01	0.13	(0.02)
Per share diluted	0.01	0.01	0.13	(0.02)

Advisory – Forward-Looking Information

This MD&A contains forward-looking information with respect to Hawker Resources Inc.

The use of any of the words “anticipate,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “should,” “believe,” “outlook,” and similar expressions are intended to identify forward-looking statements.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. We believe the expectations reflected in these forward-looking statements are reasonable. However, we cannot assure the reader that these expectations will prove to be correct. The reader should not unduly rely on forward-looking statements included in this report. These statements speak only as of the date of the MD&A, being August 4, 2004.

In particular, this MD&A contains forward-looking statements pertaining to the following:

•	The quantity and recoverability of our reserves;

•	The timing and amount of future production;

•	Prices for natural gas produced;

•	Operating and other costs;

•	Business strategies and plans of Management;

•	Supply and demand of natural gas;

•	Expectations regarding our ability to raise capital and to add to our reserves through acquisitions as well as exploration and development;

•	The focus of capital expenditures on development activity rather than exploration;

•	The sale, farming in, farming out or development of certain exploration properties using third party resources;

•	The use of development activity and acquisitions to replace and add to reserves;

•	The impact of changes in natural gas prices on cash flow after hedging;

•	Drilling plans;

•	The existence, operations and strategy of the commodity price risk management program;

•	The approximate and maximum amount of forward sales and hedging to be employed;

•	The Company’s acquisition strategy, and the criteria to be considered and the benefits to be derived;

•	The impact of Canadian federal and provincial governmental regulation on the Company relative to other issuers of similar size;

•	Our treatment under governmental regulatory regimes;

•	The goal to sustain or grow production and reserves through prudent management and acquisition;

•	The emergence of accretive growth opportunities; and

•	The Company’s ability to benefit from the combination of growth opportunities and the means to grow through the capital markets.

Our actual results could differ materially from those anticipated in our forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A which include but are not limited to:

•	Volatility in market prices for natural gas;

•	Risks inherent in our operations;

•	Uncertainties associated with estimating reserves;

•	Competition for, among other things: capital, acquisitions of reserves, undeveloped lands and skilled personnel;

•	Incorrect assessments of the value of acquisitions;

•	Geological, technical, drilling and process problems;

•	General economic conditions including fluctuations in the price of natural gas;

•	Royalties payable in respect of Hawker’s production;

•	Governmental regulation of the oil and gas industry, including environmental regulation;

•	Fluctuation in foreign exchange or interest rates;

•	Unanticipated operational events that can reduce production or cause production to be shut-in or delayed;

•	Stock market volatility and market valuations; and

•	The need to obtain required approvals from regulatory authorities.

The above list of risk factors should not be construed as exhaustive.

A conference call will be held on Thursday, August 5, 2005 at 7:00 a.m. MST (9:00 am EST). The conference call (CNW) can be accessed in the Toronto area at 416-640-4127 or toll-free at 1-800-814-4890.

Hawker is an Alberta-based corporation engaged in the business of exploring for and developing oil and natural gas reserves in western Canada and acquiring natural resource properties. Hawker’s common shares are listed on the Toronto Stock Exchange under the symbol “HKR”.

FOR FURTHER INFORMATION PLEASE CONTACT:
Hawker Resources Inc.

Mr. David A. Tuer, President & CEO
Tel.: (403) 290-4874

ADVISORY: The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. Certain information regarding the company, including management’s assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated. The company assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contemplated by the forward-looking statements.